                                             Filed Pursuant to Rule 424b(2)
                                             Registration No. 333-41511

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 16, 1997)

[BAY APARTMENT COMM
       LOGO]            BAY APARTMENT COMMUNITIES, INC.
                    $50,000,000 6.250% SENIOR NOTES DUE 2003
                    $50,000,000 6.500% SENIOR NOTES DUE 2005
                    $50,000,000 6.625% SENIOR NOTES DUE 2008

                            ------------------------

     Bay Apartment Communities, Inc. (the "Company") will issue the 6.250% Senior Notes due 2003 (the "2003 Notes"), the 6.500% Senior Notes due 2005 (the "2005 Notes") and the 6.625% Senior Notes due 2008 (the "2008 Notes" and, together with the 2003 Notes and the 2005 Notes, the "Notes") offered hereby (the "Offering") in an aggregate principal amount of $150,000,000. Interest on the Notes is payable semi-annually in arrears on January 15 and July 15 of each year commencing July 15, 1998. See "Description of Notes -- Principal and Interest." The 2003 Notes will mature on January 15, 2003, the 2005 Notes will mature on January 15, 2005 and the 2008 Notes will mature on January 15, 2008. The Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date, and (ii) the Make-Whole Amount (as defined in "Description of Notes -- Optional Redemption"), if any. See "Description of Notes -- Optional Redemption." The Notes are unsecured obligations of the Company and will rank equally with all unsecured and unsubordinated indebtedness of the Company. The Notes are not subject to any mandatory sinking fund. See "Description of Notes."

     Each of the 2003 Notes, the 2005 Notes and the 2008 Notes constitutes a separate series of debt securities which will be represented by a single fully registered global note in book-entry form without coupons (each a "Global Note") registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in the Global Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of Notes -- Book-Entry System." Settlement of the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

  SEE "RISK FACTORS" COMMENCING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE NOTES.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================

                                                  Price to      Underwriting Discounts     Proceeds to
                                                  Public(1)       and Commissions(2)      Company(1)(3)
-----------------------------------------------------------------------------------------------------------
Per 2003 Note...............................        99.969%             0.550%               99.419%
-----------------------------------------------------------------------------------------------------------
Per 2005 Note...............................        99.749%             0.625%               99.124%
-----------------------------------------------------------------------------------------------------------
Per 2008 Note...............................        99.710%             0.650%               99.060%
-----------------------------------------------------------------------------------------------------------
Total.......................................     $149,714,000          $912,500           $148,801,500
===========================================================================================================

(1) Plus accrued interest, if any, from January 15, 1998.

(2) The Company has agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $150,000.

                            ------------------------

     The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about January 20, 1998.
                            ------------------------

PAINEWEBBER INCORPORATED
                              MORGAN STANLEY DEAN WITTER
                                                                  UBS SECURITIES

                            ------------------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JANUARY 14, 1998.

--------------------------------------------------------------------------------

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" refer to Bay Apartment Communities, Inc. and its subsidiaries on a consolidated basis. This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" starting on page S-5 of this Prospectus Supplement. The Company cautions the reader, however, that the factors discussed in that section may not be exhaustive.

                                  THE COMPANY

     The Company is a fully integrated apartment company with in-house acquisition, development, construction, reconstruction, financing, marketing, leasing and management expertise, and is one of the most experienced developers and operators of upscale apartment communities in Northern California and, in particular, the San Francisco Bay Area (i.e., Alameda, Contra Costa, Marin, Napa, San Francisco, San Mateo, Santa Clara, Solano and Sonoma Counties). The Company has been in business since 1978 and its senior executives have overseen the development, acquisition or management of over 30,000 apartment homes. In addition, the Company has a well-trained staff of over 520 real estate professionals and associates.

     The Company currently owns, or holds substantially all of the ownership interests in, and manages 55 apartment communities (the "Communities") containing 15,524 apartment homes, including homes delivered at Toscana, a partially developed community. A substantial majority of the Communities, 37 out of 55, are located in Northern California (principally in the San Francisco Bay
Area), with a concentration in the counties of San Francisco, San Mateo, Alameda and Santa Clara (the "Primary Markets"), while fifteen Communities are located in Southern California, two Communities are located in the Seattle, Washington area and one Community is located in the Portland, Oregon area. As of September 30, 1997, the 46 Communities owned at that time, excluding six Communities undergoing substantial reconstruction and one Community under construction and lease-up, had an average monthly rental rate of $1,039 per apartment home and an average physical occupancy rate of 97.9%. The average age of the Communities, excluding Toscana, is 17 years. In addition to the Communities, the Company owns six land sites on which it is building or plans to commence building in the future six communities, which will contain an aggregate of approximately 1,698 apartment homes, including the remaining apartment homes under construction at Toscana (the "Current Development Communities"). If all of the Current Development Communities are developed as currently anticipated, the Company will increase its apartment homes portfolio by approximately 11%.

     The Company believes that apartment communities in the San Francisco Bay Area and, in particular, the Primary Markets will continue to be attractive long-term investments. The high cost of home ownership and current economic conditions in the San Francisco Bay Area, including limited new apartment construction, continued population and household growth, and high income levels, make the upscale apartment community market particularly attractive. With its experience and in-house capabilities, the Company believes it is well-positioned to continue to take advantage of the strong demand for upscale apartment homes and the development and acquisition opportunities presented by the current economic conditions in Northern California. The Company believes that its other target markets are also attractive for long-term investment. The Company will continue to explore opportunistic acquisitions in Southern California, where it has acquired fifteen Communities since July 1996, and the Pacific Northwest, where it has acquired three Communities since September 1997.

     The Company elected to be taxed as a real estate investment trust (a "REIT") for federal income tax purposes for the year ending December 31, 1994 and has not revoked such election. The Company was incorporated under the laws of the State of California in 1978 and was reincorporated in the State of Maryland in July 1995. Its executive offices are located at 4340 Stevens Creek Boulevard, Suite 275, San Jose, California 95129 and its telephone number is
(408) 983-1500.

--------------------------------------------------------------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF NOTES IN THE OPEN MARKET TO STABILIZE THE MARKET PRICE OF THE NOTES AND THE PURCHASE OF NOTES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                                  THE OFFERING

SECURITIES OFFERED............   $50,000,000 aggregate principal amount of the
                                 Notes due 2003,
                                 $50,000,000 aggregate principal amount of the Notes due 2005 and $50,000,000 aggregate principal amount of the Notes due 2008.

MATURITY......................   January 15, 2003 with respect to the 2003
                                 Notes, January 15, 2005 with respect to the 2005 Notes and January 15, 2008 with respect to the 2008 Notes.

INTEREST PAYMENT DATES........   Semi-annually in arrears on January 15 and July
                                 15, commencing July 15, 1998.

RANKING.......................   The Notes will be senior unsecured obligations
                                 of the Company and will rank equally with the Company's other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any of the Company's subsidiaries.

OPTIONAL REDEMPTION...........   The Notes are redeemable at any time at the
                                 option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined), if any, with respect to such Notes.
                                 See "Description of Notes -- Optional
                                 Redemption."

USE OF PROCEEDS...............   The net proceeds of approximately $148.7
                                 million from the sale of the Notes will be used to reduce borrowings under the Company's $350 million unsecured line of credit from Union
                                 Bank of Switzerland and other participating banks (the "Unsecured Credit Facility"). See
                                 "Use of Proceeds" and "Underwriting."

LIMITATIONS ON INCURRENCE OF
INDEBTEDNESS..................   The Notes contain various covenants including
                                 the following:

                                 - Neither the Company nor any Subsidiary (as
                                   defined) may incur any Indebtedness (as
                                   defined) if, after giving effect thereto, the aggregate principal amount of all outstanding Indebtedness of the Company and its Subsidiaries on a consolidated basis is greater than 60% of the sum of (i) the Total Assets (as defined) of the Company and its Subsidiaries as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

                                 - Neither the Company nor any Subsidiary may
                                   incur any Indebtedness secured by any
                                   mortgage or other lien upon any of the
                                   property of the Company or any Subsidiary if, after giving effect thereto, the aggregate principal amount of all outstanding In-

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   debtedness of the Company and its
                                   Subsidiaries on a consolidated basis which is secured by any mortgage or other lien on the property of the Company or any Subsidiary is greater than 40% of the sum of (i) the Total Assets of the Company and its Subsidiaries as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

                                 - The Company and its Subsidiaries may not at
                                   any time own Total Unencumbered Assets (as defined) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness (as defined) of the Company and its Subsidiaries on a consolidated basis.

                                 - Neither the Company nor any Subsidiary may
                                   incur any Indebtedness if, after giving
                                   effect thereto, the ratio of Consolidated
                                   Income Available for Debt Service (as
                                   defined) to the Annual Service Charge (as defined) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect to certain assumptions.

                                 For a more complete description of the terms and definitions used in the foregoing limitations, see "Description of
                                 Notes -- Certain Covenants."

                                  RISK FACTORS

     An investment in the Notes involves various risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" commencing on page S-5 of this Prospectus Supplement before making any investment in the Notes.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     An investment in the Notes involves various risks. Prospective investors should consider the following risk factors:

DEVELOPMENT AND ACQUISITION RISKS

     The Company intends to continue to pursue the development and construction of apartment home communities in accordance with the Company's development and underwriting policies. Risks associated with the Company's development and construction activities may include: the abandonment of development and acquisition opportunities explored by the Company; construction costs of a community may exceed original estimates due to increased materials, labor or other expenses, which could make completion of the community uneconomical; occupancy rates and rents at a newly completed community are dependent on a number of factors, including market and general economic conditions, and may not be sufficient to make the community profitable; financing may not be available on favorable terms for the development of a community; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. The occurrence of any of the events described above could adversely affect the Company's ability to achieve its projected yields on communities under development or reconstruction and could prevent the Company from making required payments under the Notes and paying distributions to its stockholders. See "-- Real Estate Investment Risks."

     For new development communities, the Company's goal, on average, is to achieve projected earnings before interest, income taxes, depreciation and amortization ("EBITDA") as a percentage of total budgeted construction cost of approximately 10%. Projected EBITDA as a percentage of total budgeted construction cost represents EBITDA projected to be received in the first calendar year after a community reaches stabilized occupancy (i.e., the first month when the community has a weighted average physical occupancy of at least 95%), based on current market rents, less projected stabilized property operating and maintenance expenses, before interest, income taxes, depreciation and amortization. Total budgeted construction cost is based on current construction costs, including interest capitalized during the construction period. Market rents and construction costs reflect those prevailing in the community's market at the time the Company's development budgets are prepared while taking into consideration certain changes to those market conditions anticipated by the Company at the time. Although the Company attempts to anticipate changes in market conditions, the Company cannot predict with certainty what those changes will be. For example, upon the acquisition of the Toscana land site in May 1996, the Company estimated that the total budgeted construction cost for this Current Development Community would be $95.7 million. Since that time, the Company has obtained bids for the construction of the first two phases of this four-phase project. Construction costs are increasing and management believes that when the last two phases are bid in early 1998, the total construction cost for this development will be higher than the original budget. Nonetheless, because of increases in prevailing market rents, management believes that it will still be able to achieve projected EBITDA as a percentage of total budgeted construction cost of at least 10%. Management believes that it will experience similar increases in construction costs and market rents with respect to the CentreMark and Paseo Alameda Current Development Communities. However, there can be no assurances that market rents in effect at the time the Current Development Communities are leased-up will be sufficient to fully offset the effects of any increased construction costs.

     Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired community up to standards established for the market position intended for that community will prove inaccurate, as well as general investment risks associated with any new real estate investment. Although the Company undertakes an evaluation of the physical condition of each new community before it is acquired, certain defects or necessary repairs may not be detected until after the community is acquired, which could significantly increase the Company's total acquisition costs.

     As described above, construction costs are increasing and the cost to reposition Communities that have been acquired has, in some cases, exceeded management's original estimates. Management believes that it may experience similar increases in the future. There can be no assurances that the Company will be able to charge rents upon completing the repositioning of the Communities that will be sufficient to fully offset the effects of any increases in construction costs.

REAL ESTATE INVESTMENT RISKS

     General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to make required payments under the Notes and to pay distributions to its stockholders will be adversely affected.

     An apartment community's revenues and value may be adversely affected by a number of factors, including the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns, military base closings and other factors); local real estate conditions (such as an oversupply of or a reduced demand for apartment homes); the perceptions by prospective residents of the safety, convenience and attractiveness of the community; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a community is mortgaged to secure payment of indebtedness, and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the community or the exercise of other remedies by the mortgagee. In addition, real estate values and income from communities are also affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, interest rate levels and the availability of financing.

     Operating Risks. Each of the Communities is subject to all operating risks common to apartment communities in general, any and all of which might adversely affect apartment home occupancy or rental rates. Increases in unemployment and a decline in household formation in the Company's target markets generally might adversely affect occupancy or rental rates. Increases in operating costs due to inflation and other factors may not be offset by increased rents. Residents may be unable or unwilling to pay rent increases. Rent control or rent stabilization laws or other laws regulating housing are applicable in certain of the cities where the Company owns Communities and may be enacted in the future in the jurisdictions in which one or more communities are located or may be acquired; if enacted, compliance with these laws may prevent the Company from raising rents to offset increases in operating costs. Similarly, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to achieve its desired yields on the Communities, to make required payments under the Notes and to pay expected distributions to stockholders could be adversely affected.

     Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of the Company's common stock, par value $.01 per share (the "Common Stock").

     Competition. There are numerous housing alternatives that compete with the Communities in attracting residents. The Communities compete directly with other rental apartments and single-family homes that are available for rent in the markets in which the Communities are located. The Communities also compete for residents with the new and existing home markets. The number of competitive residential properties in a particular area could have a material adverse effect on the Company's ability to lease apartment homes and on the rents charged. In addition, competitors for acquisitions and development projects may have greater resources than the Company thereby putting the Company at a competitive disadvantage.

     Affordable Housing Laws or Restrictions. A number of the Communities are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents satisfying certain income requirements. The Company must comply with these restrictions as a condition to obtaining tax-exempt financing for these Communities. These laws and restrictions, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available in some instances to persons satisfying such requirements, could adversely affect the Company's profitability and its development and acquisition projects in the future.

DEPENDENCE ON NORTHERN CALIFORNIA AND PRIMARY MARKETS

     Although the Company may expand further outside of Northern California, and intends to make additional selective acquisitions in Southern California, the State of Washington and the State of Oregon from time to time, currently a substantial majority of the Communities are located in Northern California (primarily in the San Francisco Bay Area), where the Company has most of its acquisition, development, construction and marketing expertise. The Company's performance, therefore, is dependent upon economic conditions in these markets. A decline in the economy in these markets may adversely affect the ability of the Company to make required payments under the Notes and to pay expected distributions to stockholders. Similarly, a decline in demand for discretionary consumer goods and leisure travel, as well as a deterioration of market fundamentals affecting high technology industries, could have an adverse impact upon Northern California. Reductions in the level of government spending in the defense industry may also have an impact upon employment and demand for residential real estate in the Primary Markets.

NEW MARKETS

     In 1996, the Company expanded beyond Northern California and has since acquired fifteen Communities located in Southern California (including Orange, Los Angeles and San Diego Counties), two Communities located in the Seattle, Washington area and one Community located in the Portland, Oregon area. The Company has also agreed to acquire a 264 apartment home community currently under construction in Redmond, Washington. This proposed acquisition will not be consummated until 90 days after construction is completed and the community is 90% occupied by residents. Because the consummation of the acquisition is subject to the satisfaction of certain conditions that are not within the control of the Company, there can be no assurance that the Company will acquire the community or, if the community is acquired, that it will be purchased on the terms currently contemplated. The Company also intends to make other selective acquisitions in these markets and other new markets from time to time. The Company's historical experience is in Northern California, primarily in the San Francisco Bay Area, and it is possible that the Company's expertise in those markets may not assist the Company in its new markets. In such event, the Company may be exposed to, among others, risks associated with (i) a lack of market knowledge and understanding of the local economy, (ii) an inability to access land and property acquisition opportunities, (iii) an inability to obtain construction tradespeople, (iv) sudden adverse shifts in supply and demand factors and (v) an unfamiliarity with local governmental procedures.

NATURAL DISASTERS

     Many of the Communities are located in the general vicinity of active earthquake faults. In June 1997, the Company obtained a seismic risk analysis from an engineering firm which estimated the probable maximum loss ("PML") for each of the 41 Communities owned at that time and Toscana, a Current Development Community, individually and for all of such Communities and Toscana combined. To establish a PML, the engineers first define a severe earthquake event for the applicable geographic area, which is an earthquake that has only a 10% likelihood of occurring over a 50-year period. The PML is determined as the structural and architectural damage and business interruption loss that has a 10% probability of being exceeded in the event of such an earthquake. Because the Communities are concentrated in the San Francisco

Bay Area, the engineers' analysis defined an earthquake on the San Andreas Fault with a Richter Scale magnitude of 8.0 as a severe earthquake with a 10% probability of occurring within a 50-year period, and established an aggregate PML at that time of $63.8 million for the 41 Communities owned at that time and Toscana, which is a PML level that is expected to be exceeded only 10% of the time in the event of such a severe earthquake. The actual aggregate PML could be higher as a result of variations in soil classifications and structural vulnerabilities. Two of the Communities had individual PMLs of 30%, while seven Communities had PMLs of 25%, and the remaining 32 Communities owned at such time and Toscana each had PMLs of 20% or less. The Company has obtained an individual PML assessment for each of the thirteen Communities acquired since June 1997. One Community had an individual PML of 30%, three had individual PMLs of 24%, one had an individual PML of 21%, and the remaining eight Communities had individual PMLs of 20% or less. While the Company has not yet obtained an engineers' analysis establishing an aggregate PML for all of the Communities combined, the Company currently intends to do so on an annual basis in order to assist it in evaluating appropriate levels of insurance coverage. No assurance can be given that an earthquake would not cause damage or loss greater than the PML assessments indicate, that future PML levels will not be higher than the current PML levels for the Communities, or that future acquisitions or developments will not have PML assessments indicating the possibility of greater damage or loss than currently indicated.

     In July 1997, the Company renewed its earthquake insurance, both for physical damage and lost revenue, with respect to the 41 Communities then owned and Toscana. In addition, the thirteen Communities acquired subsequent to June 1997 are included under the Company's earthquake insurance policy. For any single occurrence, the Company self-insures the first $25 million of loss, and has in place $35 million of coverage above this amount, with a 5% deductible subject to a maximum deductible of $2.43 million. In addition, the Company's general liability and property casualty insurance provides coverage for personal liability and fire damage. In the event that an uninsured disaster or a loss in excess of insured limits were to occur, the Company could lose its capital invested in the affected Community, as well as anticipated future revenue from such Community, and would continue to be obligated to repay any mortgage indebtedness or other obligations related to the Community. Any such loss could materially and adversely affect the business of the Company and its financial condition and results of operations.

REAL ESTATE FINANCING RISKS

     Risks Relating to the Credit Enhancement. As of September 30, 1997, the Company was obligated for certain mortgage indebtedness funded by tax-exempt bonds (the "Bonds") in the aggregate principal amount of approximately $224 million on 12 Communities (Waterford, Villa Mariposa, Fairway Glen, Foxchase, Barrington Hills, Crossbrook, Rivershore, Canyon Creek, Sea Ridge, City Heights, Countrybrook and Larkspur Canyon). Principal and interest payments due to holders of the Bonds are secured by a first deed of trust on the Community associated with the respective Bond issue.

     Scheduled principal and interest payments due on the Bonds financing Foxchase, Fairway Glen, Waterford and Villa Mariposa (the "1994 Bonds") are guaranteed by an insurance policy (the "FGIC Credit Enhancement") issued by Financial Guaranty Insurance Company ("FGIC"). The FGIC Credit Enhancement will terminate on March 17, 2004 and, if the FGIC Credit Enhancement is not renewed or replaced, the 1994 Bond documents may require balloon payments in 2004 aggregating approximately $87.4 million, less any unscheduled principal amortization. Scheduled interest and principal payments due on the Bonds financing Barrington Hills, Crossbrook, Rivershore, Canyon Creek, Sea Ridge, City Heights and Larkspur Canyon are supported by a 30-year credit enhancement, expiring June 15, 2025 (the "FNMA Credit Enhancement" and, together with the FGIC Credit Enhancement, the "Credit Enhancements"), provided by the Federal National Mortgage Association ("FNMA"). The Bonds financing Countrybrook are also supported by a credit enhancement provided by FNMA through April 1, 2002.

     Each of the Credit Enhancements contains certain provisions under which a default of certain payment obligations (e.g., a default in respect of required payments under the Notes) or covenants would entitle FGIC or FNMA, as the case may be, to declare a default under its respective Credit Enhancement documents and exercise its remedies (including foreclosure) under mortgages that encumber 11 of the 12 Bond-financed

Communities and eight additional Communities, with a consequent loss of income and asset value to the Company. In addition, gross rents collected from the residents of these 19 Communities have been and will continue to be deposited in cash collateral accounts established with financial institutions acceptable to FGIC or FNMA, as applicable. The Company does not have access to these funds until all required monthly debt service payments due on the Bonds and certain other payments are made. A default under either of the Credit Enhancements or the Bond documents may adversely affect the ability of the Company to make required payments under the Notes and to pay expected distributions to stockholders, including distributions required to maintain its REIT status. See "Federal Income Tax Considerations" in the accompanying Prospectus.

     Bond Compliance Requirements. The 12 Bond-financed Communities are subject to deed restrictions and restrictive covenants relating to tax-exempt bond financing. In addition, the Code and the regulations promulgated thereunder impose various restrictions, conditions and requirements relating to the exclusion from gross income for federal income tax purposes of interest on qualified Bond obligations, including requirements that at least 20% of apartment homes be made available to residents with gross incomes that do not exceed 80% of the median income (50% in the case of the Canyon Creek, City Heights and Sea Ridge Communities) in the area, measured annually. Some of the Communities financed with Bonds are also subject to a requirement that the rental rates for the 20% of the apartment homes that are subject to the foregoing requirement may not exceed 30% of one-half of the applicable median income. In addition to federal requirements, certain state and local authorities have imposed rental restrictions. The Bond compliance requirements and the requirements of any future tax-exempt bond financing utilized by the Company may have the effect of limiting the Company's income from the Bond-financed Communities if the Company is required to lower its rental rates materially to attract residents who satisfy the median income test. If the required number of apartment homes are not reserved for residents satisfying these income requirements, the tax-exempt status of the Bonds may be terminated, the obligations of the Company under the Bond documents may be accelerated and other contractual remedies against the Company may be available.

     Risk of Rising Interest Rates. As of September 30, 1997, the Company had outstanding variable rate indebtedness aggregating approximately $291 million, consisting of $204 million of tax-exempt financing and $87 million of borrowings under the Company's Unsecured Credit Facility. As of such date, all of the Company's $204 million of variable rate tax-exempt financing had been fixed through interest rate swap agreements, of which an aggregate of $87.4 million had been fixed at an all-inclusive interest rate of 5.88% per annum until March 2004, an aggregate of $88.3 million had been fixed at an all-inclusive interest rate of 6.48% per annum until June 2010, $20.7 million had been fixed at an all-inclusive interest rate of 5.80% per annum until July 2007 and $7.6 million had been fixed at an all-inclusive interest rate of 5.50% per annum until September 2002. Additional indebtedness that the Company may incur under the Unsecured Credit Facility will also bear interest at a variable rate. To the extent the Company uses variable rate debt for future financings, and with respect to the portion of the Company's outstanding indebtedness that will bear interest at a variable rate, increases in these interest rates could adversely affect the Company's ability to make distributions to stockholders. Consideration will be given to acquiring interest rate hedging or protection agreements, if appropriate and cost effective, with respect to future variable rate indebtedness to seek to reduce exposure to interest rate increases on such debt.

POTENTIAL ENVIRONMENTAL LIABILITIES

     Under various federal, state and local environmental laws, a current or previous owner or operator of real estate may be required (in many instances regardless of knowledge or responsibility) to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by such parties in connection with the contamination, which costs may be substantial. The presence of such substances (or the failure to properly remediate the contamination) may adversely affect the owner's ability to borrow against, sell or rent such property.

     Certain federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of

ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of the Communities, the Company potentially may be liable for such costs. The Company is not aware that any ACMs were used in connection with the construction of the Communities developed by the Company, all of which were constructed after 1983. The Company is aware that ACMs were used in connection with the construction of the following Communities acquired by the Company: Regatta Bay, Sea Ridge, Village Square, Sunset Towers, Mill Creek, Crowne Ridge (formerly Channing Heights), Lafayette Place (formerly Martinique Gardens), SummerWalk (formerly Rancho Penasquitos), TimberWood (formerly The Village), SunScape (formerly Banbury Cross), Cardiff Gardens, Mission Woods (formerly Genesee Gardens), Cedar Ridge (formerly Regency), The Park, Lakeside, Creekside, Governor's Square, Viewpointe, Mission Bay Club, Westwood Club, Pacifica Club, Parc Centre and Warner Oaks. The Company currently has in place or intends to implement an operations and maintenance program for ACMs at these Communities. The Company does not anticipate that it will incur any material liabilities in connection with the presence of ACMs at the Communities.

     All of the Communities, and all of the Current Development Communities, have been subjected to a Phase I or similar environmental assessment (which involves general inspections without soil sampling or groundwater analysis and generally without radon testing). These assessments have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations. However, one Community and one Current Development Community are subject to soil and groundwater remediation of contamination from adjacent landowners. In the case of one of the Current Development Communities, Toscana, National Semiconductor Corporation is causing remediation to occur and has provided an indemnity which the Company may rely upon for certain environmental liabilities. Additionally, another Current Development Community, Paseo Alameda, required underground storage tank removal and other environmental cleanup. The Company is also aware that certain of the Communities have lead paint and the Company is undertaking or intends to undertake appropriate remediation activity. Nevertheless, it is possible that the assessments do not reveal all environmental liabilities or there are material environmental liabilities of which the Company is unaware. No assurances can be given that (i) future laws, ordinances or regulations will not impose material environmental liability, or (ii) the current environmental condition of the Communities or the Current Development Communities will not be affected by the condition of land or operations in the vicinity of such Communities (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

                                  THE COMPANY

     The Company is a fully-integrated apartment company with in-house acquisition, development, construction, reconstruction, financing, marketing, leasing and management expertise and is one of the most experienced developers and operators of upscale apartment communities in Northern California and, in particular, in the San Francisco Bay Area. The Company has been in business since 1978 and its senior executives have overseen the development, acquisition or management of over 30,000 apartment homes. In addition, the Company has a well-trained staff of over 520 real estate professionals and associates. With its experience and in-house capabilities, the Company believes it is well-positioned to continue to take advantage of the strong demand for upscale apartment homes and the development and acquisition opportunities presented by the current economic conditions in its target markets.

     The Company is a self-administered and self-managed REIT that currently owns, or holds substantially all of the ownership interests in, and manages 55 Communities containing 15,524 apartment homes, including homes delivered at Toscana, a partially developed community. The largest Community has 750 apartment homes and the smallest has 135 apartment homes. As of September 30, 1997, the 46 Communities owned at that time, excluding six Communities undergoing substantial reconstruction and one Community under construction and lease-up, had an average monthly rental rate per apartment home of approximately $1,039 and an average physical occupancy rate of 97.9%. The average age of the Communities, excluding Toscana, is 17 years. Since the Company's initial public offering in March 1994 (the "Initial Offering"), the Company has completed the development of three Communities: Carriage Square, a 324 apartment home community located in San Jose, California; Canyon Creek, a 348 apartment home community located in Campbell, California; and Rosewalk, a 300 apartment home community located in San Jose, California. The Company has also completed 276 apartment homes at Toscana, a 710 apartment home community located in Sunnyvale, California. The Company also owns six land sites on which it is building or plans to commence building in the future six apartment communities, which will contain an aggregate of approximately 1,698 apartment homes, including the remaining apartment homes under construction at Toscana. The Company has received substantially all of the discretionary permits required to develop communities on these sites and is in the process of obtaining all other required permits. There can be no assurance that the Company will be able to construct apartment home communities on these sites. See "Risk Factors -- Development and Acquisition Risks."

     A substantial majority of the Communities, 37 out of 55, are located in Northern California (principally in the San Francisco Bay Area), where the Company believes that apartment communities provide attractive long-term investments. The high cost of home ownership and current economic conditions in the San Francisco Bay Area, including limited new apartment construction, continued population and household growth, and high income levels, make the upscale apartment home community market particularly attractive.

     Since the Company's initial public offering in March 1994 (the "Initial Offering"), the Company has pursued an aggressive growth strategy, developing and building new apartment communities as well as acquiring and rebuilding well-located but poorly maintained and managed communities. During this period, the Company completed the acquisition of 10,812 apartment homes in 38 Communities, representing a total investment of approximately $800.8 million. As of September 30, 1997, the Company has spent approximately $42.5 million in repositioning the Communities.

     The Company believes that the combination of increasing rental rates and declining vacancy rates in the Primary Markets provides an opportunity for future revenue growth. However, there are practical limitations on the Company's ability to increase rental rates for existing residents and the Company currently has a policy of limiting rent increases for most lease renewals by existing residents to no more than 10% per year. Consequently, the actual market rental rates for apartments in the Primary Markets have been rising more rapidly than the Company's rental rates. As a result, as of September 30, 1997, the difference between the revenues generated by the Company's existing leases and revenues that would be generated at current market rental rates (the "loss to lease") was approximately 7.4%, or $870,872 per month. The Company believes that the Primary Markets will continue to be attractive markets in which to develop and build, or acquire and rebuild, apartment communities because of (i) an increasing demand for rental households, (ii) the limited supply of new apartment homes, and (iii) the high cost of alternatives to apartment homes.

                               COMPANY PHILOSOPHY

     The Company's primary business is to own and operate upscale apartment communities with extensive landscaping and amenities, well-maintained common facilities and convenient access to shopping areas, transportation or other services. The Company has consistently followed this philosophy since it was founded in 1978. In operating the Company, management emphasizes the following philosophies:

     - Quality and Reputation. The Company believes that by setting high standards with respect to the design, development, construction and operation of its Communities, it has established an excellent reputation and tradition of service in the Primary Markets. This dedication to service and quality is designed to minimize resident turnover, reduce operating expenses, and enhance the occupancy levels of its Communities.

     - Long-Term Competitive Advantage. The Company, operating primarily in the fully-developed metropolitan areas of Northern California, has consistently aimed to build or acquire and own apartment community sites which, as a result of their location and design, give the Company a long-term competitive advantage. The Company seeks sites in urban settings where no other comparable apartment can be built in the foreseeable future. The Company also purchases sites with non-residential buildings on them, then removes the old structures and builds new apartment home communities in otherwise fully-developed neighborhoods. The Company also buys existing apartment communities in fully-developed neighborhoods and substantially rebuilds them to a quality which the Company believes to be among the highest of all existing apartment communities in the area, which frequently results in the Company owning what it believes to be the highest quality apartment community or the best rental value apartment community in a neighborhood.

     - Successful In-fill Development Strategy. The Company also favors in-fill development sites that make its apartment locations attractive to the largest possible segment of the rental market. The Company selectively seeks opportunities to acquire development sites or existing apartment communities that have high drive-by traffic volume, very good transportation access, convenient shopping and schools, close proximity to major employment centers, lower than normal land or improvement costs, significant public financial assistance, favorable tax-exempt financing and other significant advantages which make the Company's apartment locations very attractive. Management believes that the in-fill characteristics and superior locations of its communities and the strict growth controls in the Primary Markets are likely to limit new competition and enhance the current and long-term value of the Company's overall portfolio.

     - Service Ethic. The Company believes that the best way to attract and retain residents is to provide comprehensive personal service. The Company has well-trained property managers, leasing agents and maintenance managers each of whose objective is to be courteous and responsive to resident needs 24 hours a day and to ensure that the Communities are always maintained in their best condition. These employees frequently attend educational programs to improve their management and marketing skills. The Company also offers or makes available many services to residents that make living in the Communities more convenient, including package and laundry pick up and delivery services, aerobics classes, community social activities and, for certain Communities, business centers with computers, printers, fax and copy machines.

     - Hands-on Construction. The Company carefully designs each development project and serves as its own general contractor for new construction and renovation work. It designs each community with full participation of key Company development, construction, marketing, financial, and property management personnel, as well as with building and landscape architects, civil, soil, structural, mechanical, electrical, sound and environmental engineers and a wide variety of major subcontractors that will be involved in the construction and maintenance of the communities. In its construction design and specifications, the Company includes as many long-term, durable materials and equipment as are financially feasible to minimize future maintenance costs. The Company takes significant steps to control costs and schedules, such as widely bidding all phases of the construction project and negotiating detailed contracts with subcontractors so that the construction process is less likely to have change orders or unanticipated costs. The Company maintains detailed budgets, budget to actual cost analyses and construction schedules to control all phases of the construction operation at its communities.

     - Conservative Capital Structure. The Company intends to maintain a conservative capital structure that will allow it continued cost-effective access to the capital markets. The Company intends to maintain a conservative balance sheet and currently has a policy of incurring debt in the future only if upon such incurrence its debt-to-total-market-capitalization ratio (i.e., total consolidated debt of the Company as a percentage of the market value of outstanding shares of capital stock of the Company plus total consolidated debt) is 50% or less. The Company's debt-to-total-market-capitalization ratio as of September 30, 1997 was 22.4%. Since the Initial Offering, the Company has maintained a conservative capital structure, and intends to continue to maintain a disciplined financing policy to ensure maximum financial flexibility. This conservative policy has enabled the Company to repeatedly access the equity capital markets at opportune times to finance its activities.

                                THE COMMUNITIES

     The Company owns, or holds substantially all of the ownership interests in, and manages 55 apartment Communities containing 15,524 apartment homes, a substantial majority of which are located in Northern California, primarily in the San Francisco Bay Area. Since the Initial Offering, the Company has designed, developed and constructed three of the Communities, representing an aggregate of 972 apartment homes, each of which has operated at an average occupancy rate of greater than 95% since stabilized occupancy, has completed 276 apartment homes at Toscana, a partially completed Current Development Community, and has acquired, or acquired and redeveloped or initiated redevelopment programs at, 38 of the Communities. Stabilized occupancy is defined as the first month in which the Community achieves 95% occupancy, which typically occurs between six and nine months after completion of construction, depending on the size of the Community. All of the Communities are managed by the Company.

     The Communities generally are in locations that provide them with a competitive advantage. The Company frequently selects in-fill, urban locations where no other comparable, competitive apartment community can be built. Similarly, the Company's high quality standards for the development and construction of new communities as well as the reconstruction of acquired communities often results in the communities being the most attractive and having the best rental value within their immediate market. Generally, the Communities also have the advantage of being located in high visibility areas in close proximity to major transportation arteries, mass transit lines, commercial districts, shopping or other services. Apartment communities located in high visibility areas not only provide many conveniences to residents, but also encourage greater walk-in traffic and, consequently, improve leasing opportunities and allow the Company to operate with reduced marketing costs.

     With the exception of those mid-rise Communities located in the most urban areas of San Francisco, the Communities typically are contemporary two- and three-story buildings in extensively landscaped settings with lush gardens, fountains or waterscapes. The objectives of the site layout and building design are to provide residents with convenient indoor or covered parking, ample private storage areas and a comfortable living environment. Most of the Communities feature solar-heated swimming pools, hydro-jet spas, high-tech fitness facilities, and expansive community areas. The apartment homes typically offer spacious, open living areas with an abundance of natural light, and many of the following amenities: ceiling fans, vaulted ceilings, patios or balconies, fireplaces, designer coordinated carpeting and window treatment, separate in-home laundry rooms with washing machines and dryers, and fully-equipped kitchens often with built-in buffets, microwaves, disposals and dishwashers. In many cases, the Company makes certain other services available to residents such as business centers, aerobics classes, dry cleaning pick-up and delivery, and mail drops and package acceptance.

     In addition to the physical advantages of the Communities, the Company attributes its success to a highly-trained professional on-site management and maintenance staff that provides courteous and responsive service to the residents of each Community. Management believes that excellent design and intensive, service-oriented property management that is focused on the specific needs of residents create a very desirable living environment for residents. This combination of features allows the Company to achieve higher rental rates and occupancy levels while minimizing resident turnover and operating expenses and maximizing current and long-term cash flow and the value of the Communities.

     The Company designs its Communities to control costs both during construction and operation and to provide maximum long-term investment value and resident appeal. In connection with the preparation of the design and plans for each Community and the apartment homes therein, the Company's employees have regular meetings with all of the major trade contractors associated with the project to ensure that the Communities are well-planned and construction is well-coordinated, thereby minimizing the possibility for construction cost overruns. The Company takes additional steps to control construction costs, such as widely bidding all phases of the construction project and negotiating detailed contracts with subcontractors so that the construction process has few or no change orders or unanticipated costs.

     The Company includes many long-term durable features in the design of Communities that it constructs to maximize the useful life of the Communities. For example, on newly constructed Communities, the

Company typically uses concrete tile roofs or heavy duty fire resistant composition shingles, cast iron drains, waste and vent pipes, copper water pipes, extra deep base rock and asphalt lifts. In addition, extensive measures are employed to minimize noise between apartment homes. The Company uses condominium standards for this purpose, including the use of double walls and double insulation between apartment homes, lightweight concrete on floors and insulation between ceilings and floors. Whenever possible, the Company locates closets, bathrooms, and laundries in locations that minimize sound transmission.

                              RECENT DEVELOPMENTS

FINANCING ACTIVITIES

     Since September 30, 1997, the Company has completed the following offerings:

     In December 1997, the Company sold 1,026,187 shares of Common Stock at a price of $39.125 per share in a direct placement of 869,587 shares to a number of institutional investors and an underwritten public offering of 156,600 shares. The net proceeds from the sales, approximately $39.5 million after all anticipated issuance costs, were used to reduce borrowings under the Company's Unsecured Credit Facility, which were used to fund the acquisition and development of additional apartment communities, including amounts borrowed to fund the acquisition of the Gallery Place, Landing West and Creekside Communities and one land site in San Jose, California.

     Also in December 1997, the Company sold in an underwritten public offering 3,267,700 shares (including 267,700 shares sold pursuant to the exercise of the underwriters' over-allotment option) of 8.00% Series D Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), at a price of $25.00 per share. Dividends on the Series D Preferred Stock are cumulative from the date of original issuance and are payable quarterly, commencing March 15, 1998, at the rate of 8.00% per annum of the liquidation preference (equivalent to a fixed annual rate of $2.00 per share). The net proceeds from the sale, approximately $79.0 million after all anticipated issuance costs, were used to reduce borrowings under the Company's Unsecured Credit Facility, which were used to fund the acquisition of the Governor's Square Community and the ongoing development of the Current Development Communities.

PROPERTY ACQUISITIONS

     Since September 30, 1997, the Company has acquired nine Communities, containing 3,186 apartment homes, for an aggregate purchase price of approximately $265.2 million. Included in these acquisitions was the Company's initial entry into the Portland, Oregon market, where the Company acquired one Community in December 1997. In addition, the Company expanded its growing presence in Southern California and the Seattle, Washington market, where the Company acquired five Communities and one Community, respectively. The remaining two Communities acquired since September 30, 1997 are located in Northern California.

     In October 1997, the Company acquired a land site adjacent to its Rosewalk Community in San Jose, California, for a purchase price of approximately $4.7 million, on which it intends to build a second-phase 156 apartment home expansion of Rosewalk.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes, after all anticipated issuance costs, are estimated to be approximately $148.7 million. The Company will use the net proceeds from this Offering to reduce borrowings under the Unsecured Credit Facility, which were used to fund the acquisition and development of additional apartment communities, including amounts borrowed to fund the acquisition of the Viewpointe, Waterhouse Place, Mission Bay Club, Westwood Club, Pacifica Club and Warner Oaks Communities. The Unsecured Credit Facility bears interest at the London Interbank Offered Rate (based on a maturity selected by the Company) plus 0.90% per annum (6.83% per annum as of December 31, 1997) and matures in May 2000.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization for the Company as of September 30, 1997 and the pro forma capitalization for the Company as of such date to reflect the issuance of Common Stock and Series D Cumulative Redeemable Preferred Stock in December 1997, and as adjusted to give effect to this Offering, including the use of the net proceeds derived therefrom as described in "Use of Proceeds."

                                                                         SEPT. 30, 1997
                                                          --------------------------------------------
                                                          HISTORICAL       PRO FORMA      AS ADJUSTED
                                                          -----------   ---------------   ------------
                                                                        (IN THOUSANDS)
Notes payable...........................................  $   249,552     $   249,552      $  399,552
Unsecured Credit Facility(1)............................       87,000              --              --
Minority interest.......................................        9,345           9,345           9,345

Shareholders' equity:
  Preferred Stock, $.01 par value, 25,000,000
     authorized, outstanding: 5,013,822 at September 30,
     1997, and 8,281,522 pro forma and as adjusted......           50              83              83
  Common Stock, $.01 par value, 40,000,000 authorized,
     outstanding: 24,968,136 at September 30, 1997, and
     25,994,323 pro forma and as adjusted(2)............          250             260             260
  Dividends in excess of accumulated earnings...........      (29,612)        (29,612)        (29,612)
  Paid in capital.......................................      701,717         820,150         820,150
                                                          -----------     -----------     -----------
     Total shareholders' equity.........................      672,405         790,881         790,881
                                                          -----------     -----------     -----------
     Total capitalization...............................  $ 1,018,302     $ 1,049,778      $1,199,778
                                                          ===========     ===========       =========

---------------

(1) As of December 31, 1997 there was $224.2 million outstanding under the Unsecured Credit Facility.

(2) Excludes 1,415,474 shares of Common Stock reserved for issuance under the 1994 Stock Incentive Plan, as amended and restated.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the "Debt Securities" set forth under "Description of Debt Securities" in the accompanying Prospectus, to which reference is hereby made.

     The 2003 Notes, the 2005 Notes and the 2008 Notes each constitutes a separate series of Senior Securities (which are more fully described in the accompanying Prospectus) to be issued under an Indenture, dated as of January 16, 1998 (the "Original Indenture"), and a First Supplemental Indenture, dated as of January 20, 1998 (together with the Original Indenture, the "Indenture"), between the Company and State Street Bank and Trust Company (the "Trustee"). The form of the Original Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are a part and is available for inspection at the corporate trust office of the Trustee at Two International Place, Boston, Massachusetts 02110. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to all provisions of the Indenture and such Notes.

GENERAL

     The 2003 Notes will be limited to an aggregate principal amount of $50,000,000, the 2005 Notes will be limited to an aggregate principal amount of $50,000,000 and the 2008 Notes will be limited to an aggregate principal amount of $50,000,000. The Notes will be direct, senior unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries now existing or that may be formed by the Company in the future. Accordingly, such indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from the secured or indirectly-held properties.

     As of December 31, 1997, on a pro forma basis after giving effect to the issuance and sale of the Notes offered hereby and the application of the proceeds from this Offering, the total outstanding indebtedness of the Company was approximately $489 million. The Company may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "Certain Covenants -- Limitations on Incurrence of Indebtedness."

PRINCIPAL AND INTEREST

     The 2003 Notes will bear interest at 6.250% per annum and will mature on January 15, 2003. The 2005 Notes will bear interest at 6.500% per annum and will mature on January 15, 2005. The 2008 Notes will bear interest at 6.625% per annum and will mature on January 15, 2008. The Notes will bear interest from January 15, 1998 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 1998 (each, an "Interest Payment Date"), to the persons in whose name the applicable Notes are registered in the register for each series of the Notes (the "Security Register") on the preceding December 31 or June 30 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banks in the City of New York are not required or authorized by law or executive order to close.

     Payment of principal of (and premium or Make-Whole Amount (as defined below), if any) and interest on the Notes will be made by check mailed to the address of the Person entitled thereto as it appears in the

Security Register or by wire transfer of funds to such Person at an account maintained within the United States.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date (the "Redemption Date") and (ii) the Make-Whole Amount, if any, with respect to such Notes (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the Redemption Date referred to in such notice, such Notes will cease to bear interest on such Redemption Date and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the Redemption Date. The notice of redemption will specify, among other items, the Redemption Date, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     If less than all the Notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 45 days prior to the redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and the Redemption Date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for Notes or in any integral multiple thereof.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any 2003 Note, 2005 Note or 2008 Note, as the case may be, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Reinvestment Rate" means .25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

CERTAIN COVENANTS

     Limitations on Incurrence of Indebtedness. The Company will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below) if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication)(i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (the "Commission") (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

     In addition to the foregoing limitation on the incurrence of Indebtedness, the Company will not, and will not permit any Subsidiary to, incur any Indebtedness secured by any Encumbrance (as defined below) upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Company and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of the Company or any Subsidiary is greater than 40% of the sum of (without duplication) (i) the Total Assets of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

     The Company and its Subsidiaries may not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of the Company and its Subsidiaries on a consolidated basis.

     In addition to the foregoing limitations on the incurrence of Indebtedness, the Company will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5:1, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Indebtedness by the Company and its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period); (iii) in the case of Acquired Indebtedness (as defined below) or Indebtedness incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

     As used herein, and in the Indenture:

     "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Annual Service Charge" for any period means the maximum amount which is payable during such period for interest on, and original issue discount of, Indebtedness of the Company and its Subsidiaries and the amount of dividends which are payable during such period in respect of any Disqualified Stock.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries, plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Indebtedness of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount and other deferred financing costs, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock), in each case on or prior to the Stated Maturity of the Notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuations losses, net as reflected in the financial statements of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

     "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

     "Indebtedness" of the Company or any Subsidiary means, without duplication, any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any Encumbrance existing on property owned by the Company or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of the Company or any Subsidiary otherwise reflected as Indebtedness hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP or (vi) interest rate swaps, caps or similar agreements and foreign exchange contracts, currency swaps or similar agreements, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another Person (other than the Company or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (as defined in Article I, Rule 1-02 of Regulation S-X, promulgated under the Securities Act of 1933, as amended) of the Company.

     "Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests are owned, directly or indirectly, by such Person. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets (as defined below) and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an Encumbrance for borrowed money, determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

     "Unsecured Indebtedness" means Indebtedness which is not secured by any Encumbrance upon any of the properties of the Company or any Subsidiary.

     See "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Company.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Company may, without the consent of the holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction and assumes the Company's obligations to pay principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture;
(b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default (as defined in the Indenture) under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to the Notes: (a) default in the payment of any interest on any Notes when such interest becomes due and payable that continues for a period of 30 days; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Notes when due and payable; (c) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture with respect to the Notes and continuance of such default or breach for a period of 60 days after written notice as provided in the
Indenture: (d) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days after written notice to the Company as provided in the Indenture, provided, however, that such a default on indebtedness which constitutes tax-exempt financing having an aggregate principal amount outstanding not exceeding $25,000,000 that results solely from a failure of an entity providing credit support for such indebtedness to honor a demand for payment on a letter of credit shall not constitute an Event of Default; (e) the entry by a court of competent jurisdiction of one or more orders or decrees against the Company or any Significant Subsidiary under any bankruptcy law that (i) is for relief in an involuntary case, (ii) appoints a custodian of the Company or any Significant Subsidiary or for all or substantially all of either of its property, or (iii) orders the liquidation of the Company or any Significant Subsidiary, and such order or decree remains unstayed and in effect for 90 days; or (f) the Company or any Significant Subsidiary voluntarily commences certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property.

     See "Description of Debt Securities -- Events of Default, Notice and Waiver" in the accompanying Prospectus for a description of rights, remedies and other matters relating to Events of Default.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The provisions of Article 14 of the Indenture relating to defeasance and covenant defeasance, which are described in the accompanying Prospectus, will apply to the Notes, including, without limitation, the covenants described under "Description of Notes -- Certain Covenants."

BOOK-ENTRY SYSTEM

     Each of the 2003 Notes, the 2005 Notes and the 2008 Notes will be issued in the form of one or more fully registered Global Notes which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee, Cede & Co. The provisions described under "Description of Debt Securities -- Book-Entry System and Global Securities" in the accompanying Prospectus will apply to the Notes.

     DTC has advised the Company of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry charges in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of

Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

GOVERNING LAW

     The Indenture is governed by and shall be construed in accordance with the laws of the State of New York.

NO PERSONAL LIABILITY OR RECOURSE

     No recourse under or upon any obligation, covenant or agreement contained in the Indenture or the Notes, or because of any indebtedness evidenced thereby, shall be had against any past, present or future stockholder, employee, officer or director, as such, of the Company or any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise. Each holder of Notes waives and releases all such liability by accepting such Notes. The waiver and release are part of the consideration for the issue of the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and the underwriters named below (the "Underwriters"), the Company has agreed to sell to the Underwriters, and each Underwriter has agreed to purchase from the Company, the respective principal amount of Notes set forth opposite its name. Pursuant to the terms of the Underwriting Agreement, the Underwriters are obligated to purchase the entire aggregate principal amount of such Notes if any are purchased.

                                                        PRINCIPAL       PRINCIPAL       PRINCIPAL
                                                         AMOUNT          AMOUNT          AMOUNT
             UNDERWRITERS                             OF 2003 NOTES   OF 2005 NOTES   OF 2008 NOTES
             ------------                             -------------   -------------   -------------
    PaineWebber Incorporated........................   $ 30,000,000     30,000,000      30,000,000
    Morgan Stanley & Co. Incorporated...............   $ 10,000,000     10,000,000      10,000,000
    UBS Securities LLC..............................   $ 10,000,000     10,000,000      10,000,000
                                                       ------------     ----------      ----------
         Total......................................   $ 50,000,000     50,000,000      50,000,000
                                                       ============     ==========      ==========

     The Underwriters have advised the Company that they propose initially to offer the Notes in part to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers (which may include the Underwriters) at such price less a concession not in excess of 0.300% of the principal amount of the 2003 Notes, 0.375% of the principal amount of the 2005 Notes and 0.400% of the principal amount of the 2008 Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Notes to certain other dealers, including the Underwriters. Following the completion of the initial offering of the Notes, the public offering price, concession and reallowance may change.

     The 2003 Notes, the 2005 Notes and the 2008 Notes are each a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with the Offering, i.e., if the Underwriters sell a greater aggregate principal amount of Notes than is set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Notes. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of their respective businesses, the Underwriters and certain of their affiliates have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and its affiliates. In addition, Union Bank of Switzerland (New York Branch) and Union Bank of California, N.A., which are affiliates of UBS Securities LLC, one of the Underwriters, are co-agents (the "Agents") for the banks and lenders under the Company's Unsecured Credit Facility. The entire net proceeds from the Offering (approximately $148.7 million) will be used to reduce borrowings under the Unsecured Credit Facility. See "Use of Proceeds."

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Notes, will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts, and for the Underwriters by O'Melveny & Myers LLP, San Francisco, California.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
              PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary..............   S-2

Risk Factors...............................   S-5

The Company................................  S-11

Company Philosophy.........................  S-12

The Communities............................  S-14

Recent Developments........................  S-15

Use of Proceeds............................  S-15

Capitalization.............................  S-16

Description of Notes.......................  S-17

Underwriting...............................  S-24

Legal Matters..............................  S-25

                   PROSPECTUS

Available Information......................     2

Incorporation of Certain Documents by
  Reference................................     2

The Company................................     4

Use of Proceeds............................     4

Ratios of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends....     4

Description of Debt Securities.............     5

Description of Preferred Stock.............    19

Description of Common Stock................    25

Restrictions on Transfers of Capital
  Stock....................................    26

Federal Income Tax Considerations..........    27

Plan of Distribution.......................    28

Legal Matters..............................    29

Experts....................................    29

================================================================================

================================================================================

                           [BAY APARTMENT COMM LOGO]



                    $50,000,000 6.250% SENIOR NOTES DUE 2003

                    $50,000,000 6.500% SENIOR NOTES DUE 2005

                    $50,000,000 6.625% SENIOR NOTES DUE 2008



                       ---------------------------------
                             PROSPECTUS SUPPLEMENT
                       ---------------------------------



                            PAINEWEBBER INCORPORATED

                           MORGAN STANLEY DEAN WITTER

                                 UBS SECURITIES


                            ------------------------

                                JANUARY 14, 1998

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